SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Squarespace, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

85225A107

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 15 Pages

Exhibit Index Contained on Page 14

CUSIP NO. 85225A107	13 G	Page 2 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund L.P. (“AGF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
12,808,246 shares, all of which are owned by AGF. Accel Growth Fund Associates L.L.C. (“AGFA”), the general partner of AGF, may be deemed to have sole power to vote these shares. Andrew G. Braccia ("AGB"), a director of the issuer and a managing member of AGFA, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
12,808,246 shares, all of which are owned by AGF. AGFA, the general partner of AGF, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of AGFA, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	12,808,246
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	14.4%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 88,984,890 shares of Class A Common Stock outstanding as of September 30, 2022, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on November 8, 2022 (the “Form 10-Q”).

CUSIP NO. 85225A107	13 G	Page 3 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund Strategic Partners L.P. ("AGFSP")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
250,729 shares, all of which are owned by AGFSP. AGFA, the general partner of AGFSP, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of AGFA, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
250,729 shares, all of which are owned by AGFSP. AGFA, the general partner of AGFSP, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of AGFA, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	250,729
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.3%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 88,984,890 shares of Class A Common Stock outstanding as of September 30, 2022, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 85225A107	13 G	Page 4 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund Associates L.L.C. ("AGFA")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
13,058,975 shares, of which 12,808,246 are directly owned by AGF and 250,729 are directly owned by AGFSP. AGFA, the general partner of AGF and AGFSP, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of AGFA, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
13,058,975 shares, of which 12,808,246 are directly owned by AGF and 250,729 are directly owned by AGFSP. AGFA, the general partner of AGF and AGFSP, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of AGFA, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	13,058,975
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	14.7%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 88,984,890 shares of Class A Common Stock outstanding as of September 30, 2022, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 85225A107	13 G	Page 5 of 15

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund Investors 2010 L.L.C. (“AGFI10”)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 870,600 shares, all of which are owned by AGFI10. AGB, a director of the issuer and a managing member of AGFI10, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 870,600 shares, all of which are owned by AGFI10. AGB, a director of the issuer and a managing member of AGFI10, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	870,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.0%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 88,984,890 shares of Class A Common Stock outstanding as of September 30, 2022, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 85225A107	13 G	Page 6 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Leaders 3 L.P. ("ALF3")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
530,953 shares, all of which are owned by ALF3. Accel Leaders 3 Associates L.P. ("ALF3A LP"), the general partner of ALF3, may be deemed to have sole power to vote these shares. Accel Leaders 3 GP Associates L.L.C. ("AL3A"), the general partner of ALF3A LP, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of AL3A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
530,953 shares, all of which are owned by ALF3. ALF3A LP, the general partner of ALF3, may be deemed to have sole power to dispose of these shares. AL3A, the general partner of ALF3A LP, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of AL3A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	530,953
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.6%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 88,984,890 shares of Class A Common Stock outstanding as of September 30, 2022, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 85225A107	13 G	Page 7 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Leaders 3 Entrepreneurs L.P. ("ALF3E")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
21,982 shares, all of which are owned by ALF3E. ALF3A LP, the general partner of ALF3E, may be deemed to have sole power to vote these shares. AL3A, the general partner of ALF3A LP, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of AL3A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
21,982 shares, all of which are owned by ALF3E. ALF3A LP, the general partner of ALF3E, may be deemed to have sole power to dispose of these shares. AL3A, the general partner of ALF3A LP, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of AL3A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	21,982
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 88,984,890 shares of Class A Common Stock outstanding as of September 30, 2022, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 85225A107	13 G	Page 8 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Leaders 3 Associates L.P. ("ALF3A LP")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
552,935 shares, of which 530,953 are owned by ALF3, and 21,982 are owned by ALF3E. ALF3A LP, the general partner of ALF3 and ALF3E, may be deemed to have sole power to vote these shares. AL3A, the general partner of ALF3A LP, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of AL3A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
552,935 shares, of which 530,953 are owned by ALF3, and 21,982 are owned by ALF3E. ALF3A LP, the general partner of ALF3 and ALF3E, may be deemed to have sole power to dispose of these shares. AL3A, the general partner of ALF3A LP, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of AL3A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	552,935
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.6%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 88,984,890 shares of Class A Common Stock outstanding as of September 30, 2022, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 85225A107	13 G	Page 9 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Leaders 3 Investors (2020) L.P. ("ALFI20")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
31,686 shares, all of which are owned by ALFI20. AL3A, the general partner of ALFI20, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of AL3A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
31,686 shares, all of which are owned by ALFI20. AL3A, the general partner of ALFI20, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of AL3A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	31,686
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 88,984,890 shares of Class A Common Stock outstanding as of September 30, 2022, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 85225A107	13 G	Page 10 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Leaders 3 GP Associates L.L.C. ("AL3A")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
584,621 shares, of which 530,953 are directly owned by ALF3, 21,982 are directly owned by ALF3E, and 31,686 are directly owned by ALFI20. AL3A, the general partner of ALF3, ALF3E, and ALFI20, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of AL3A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
584,621 shares, of which 530,953 are directly owned by ALF3, 21,982 are directly owned by ALF3E, and 31,686 are directly owned by ALFI20. AL3A, the general partner of ALF3, ALF3E, and ALFI20, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of AL3A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	584,621
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.7%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 88,984,890 shares of Class A Common Stock outstanding as of September 30, 2022, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 85225A107	13 G	Page 11 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew G. Braccia ("AGB")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6.
6	SHARED VOTING POWER
14,514,196 shares, of which 12,808,246 are directly owned by AGF, 250,729 are directly owned by AGFSP, 870,600 are directly owned by AGFI10, 530,953 are directly owned by ALF3, 21,982 are directly owned by ALF3E, and 31,686 are directly owned by ALFI20. AGFA, the general partner of AGF and AGFSP, may be deemed to have sole power to vote these shares. ALF3A LP, the general partner of ALF3 and ALF3E, may be deemed to have sole power to vote these shares. AL3A, the general partner of ALF3A LP and ALFI20, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and a managing member of AGFA and AL3A, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER See response to row 8.
8	SHARED DISPOSITIVE POWER
14,514,196 shares, of which 12,808,246 are directly owned by AGF, 250,729 are directly owned by AGFSP, 870,600 are directly owned by AGFI10, 530,953 are directly owned by ALF3, 21,982 are directly owned by ALF3E, and 31,686 are directly owned by ALFI20. AGFA, the general partner of AGF and AGFSP, may be deemed to have sole power to dispose of these shares. ALF3A LP, the general partner of ALF3 and ALF3E, may be deemed to have sole power to dispose of these shares. AL3A, the general partner of ALF3A LP and ALFI20, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and a managing member of AGFA and AL3A, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	14,514,196
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	16.3%(1)
12	TYPE OF REPORTING PERSON*	IN

(1) Based on 88,984,890 shares of Class A Common Stock outstanding as of September 30, 2022, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 85225A107	13 G	Page 12 of 15

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13G initially filed with the United States Securities and Exchange Commission on February 14, 2022 (the “Original Schedule 13G”) by the Reporting Persons. The “Reporting Persons” are collectively, Accel Growth Fund L.P. ("AGF"), Accel Growth Fund Strategic Partners L.P. ("AGFSP"), Accel Growth Fund Associates L.L.C. ("AGFA"), Accel Growth Fund Investors 2010 L.L.C. ("AGFI10"), Accel Leaders 3 L.P. ("ALF3"), Accel Leaders 3 Entrepreneurs L.P. ("ALF3E"), Accel Leaders 3 Associates L.P. ("ALF3A LP"), Accel Leaders 3 Investors (2020) L.P. ("ALFI20"), Accel Leaders 3 GP Associates L.L.C. ("AL3A"), and Andrew G. Braccia ("AGB"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13G.

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
	(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.
	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote:
See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:
See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

CUSIP NO. 85225A107	13 G	Page 13 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

Entities:
Accel Growth Fund L.P.*
Accel Growth Fund Strategic Partners L.P.*
Accel Growth Fund Associates L.L.C.*
Accel Growth Fund Investors 2010 L.L.C.*
Accel Leaders 3 L.P.*
Accel Leaders 3 Entrepreneurs L.P.*
Accel Leaders 3 Associates L.P.*
Accel Leaders 3 Investors (2020) L.P.*
Accel Leaders 3 GP Associates L.L.C.*

		By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for the above-listed entities

Individuals:	Andrew G. Braccia*

		By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for the above-listed individual

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 85225A107	13 G	Page 14 of 15

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	15

CUSIP NO. 85225A107	13 G	Page 15 of 15

EXHIBIT A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Squarespace, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.